Mail Stop 4561

July 16, 2008

Jim Wilson
President and Chief Executive Officer
Atari, Inc.
417 Fifth Avenue
New York, NY 10016

> **Re:** **Atari, Inc.**
> **Schedule 13E-3 filed June 17, 2008**
> **File No. 005-47017**
>
> **Schedule 14A filed June 17, 2008**
> **File No. 000-27338**

Dear Mr. Wilson:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

General

1. Please advise us as to what consideration was given to whether California U.S. Holdings, Inc. and the BlueBay High Yield Funds are affiliates engaged in the going private transaction and, accordingly, should be filing persons on the Schedule 13E-3. In addition, we note that officers of Atari before the merger will remain officers after the merger and that on page 26 you state that prior to and at the time of Infogrames'

proposal, three of Atari's directors also served as directors of Infogrames or its direct or indirect subsidiaries. Please tell us what consideration was given to whether directors and officers of the issuer are affiliates who should be filing persons. Alternatively, please revise the Schedule 13E-3 to include these parties as filing persons. Please see Section II.D.3 of our Current Issues and Rulemaking Projects Outline dated November 14, 2000 for additional guidance.

2.   Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. You will need to revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any filing persons added in response to the preceding comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be procedurally and substantially fair to unaffiliated security holders and an analysis of the material factors upon which they relied in reaching such a conclusion. Refer to Item 8 to Schedule 13E-3 and Q&A No. 5 of Exchange Act Release No. 17719 (Apr. 19, 1981). In this regard, the reasons for the transaction and the alternatives considered by these affiliates may be different than those of Atari, and this fact should be reflected in the disclosure. In addition, be sure that each new filer signs the Schedule 13E-3.

Introduction, page 1

3.   We note your disclosure that all information contained in the Schedule 13E-3 concerning any of the filing parties has been provided by such filing parties and no filing party, including Atari, takes responsibility for the accuracy of any information not supplied by such filing party. As each of the filing persons is a signatory to the Schedule 13E-3, the cited statement is inconsistent with the public disclosures otherwise made in the filing. Please revise to remove the apparent disclaimer that the filing parties do not bear responsibility, and thus are not subject to liability, for the disclosures made in the Schedule 13E-3.

Schedule 14A

Questions and Answers about the Special Meeting and Merger, page 9

4.   Add a question and answer regarding the amount and type of payment to be received by management participants. Please ensure that you provide a cross-reference to a place in the body of the document where the benefits of the transaction to each executive officer and director are disclosed on an individualized basis.

Jim Wilson
Atari, Inc.
July 16, 2008

Atari's Reasons for the Merger…, page 3

5.   We note that you have not included a fairness determination from each filing person. Please revise here and throughout the document to state whether Atari's board and special committee and each filing person reasonably believes that the Rule 13e-3 transaction is fair or unfair to unaffiliated shareholders, rather than "stockholders of Atari (other than Infogrames and its affiliates)," and describe the factors considered in determining fairness for each filing person. Refer to Item 1014(a) and (b) and Instruction 2 to Item 1014 of Regulation M-A. In addition, please ensure that each filing person addresses both procedural and substantive fairness.

6.   In this regard, if one filing person relied upon the analyses of another with respect to any of the factors itemized in Instruction 2 to Item 1014 of Regulation M-A, such as the financial advisor or special committee, that party must expressly adopt the conclusion and analyses of the other. In providing the disclosure requested in this comment, address how any filing persons relying on the Duff & Phelps opinion were able to reach the fairness determination as to unaffiliated shareholders given that the Duff fairness opinion addressed fairness with respect to the "public stockholder of Atari (other than Infogrames and its affiliates)." Refer to Q &A No. 20 in Exchange Act Release No. 17719 (April 13, 1981).

Solicitation of Proxies, page 17

7.   We note that you may engage third parties in your solicitation efforts. To the extent that you intend to engage any third parties to solicit proxies, please identify these third parties and disclose the material features of any contract or arrangement for such solicitation and the anticipated cost thereof. Refer to Item 14 of Schedule 13E-3, Item 1009 of Regulation M-A and Item 4.a.3. of Schedule 14A.

Special Factors, page 18

8.   Please note that the information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a "Special Factors" section at the beginning of the proxy statement, immediately following the Summary section. See Rule 13e-3(e)(1)(ii). Please revise. For example, please relocate the "Persons Involved in the Proposed Transaction" and "Special Meeting" sections.

Background of the Merger, page 19

9.   Revise your disclosure throughout this section to describe material proposals and counter-proposals among Atari, BlueBay High Yield and Infogrames so that the description provides insight into the negotiation of significant transaction terms that

affected the structure of the transaction and the consideration to be paid to the unaffiliated shareholders and each of the parties engaging in the Rule 13e-3 transaction.

Atari's Reasons for the Merger; Recommendations of the Special Committee and the Atari Board of Directors, page 26

10.   Please revise to clarify how Atari's current financial condition and recent results of operations were factors considered by the Special Committee. In addition, please revise to clarify how the history and background of the transactions between the parties were considered to be potentially negative factors.

11.   We note the discussion of procedural safeguards beginning on page 28. Please state whether or not an unaffiliated representative was retained to act solely on behalf of unaffiliated shareholders. Refer to Item 1014(d) of Regulation M-A. Further, please disclose how each filing person determined the transaction to be fair to unaffiliated shareholders given that the procedural protections of Item 1014(c) and (d) were not present in this transaction. Refer to Q &A No. 21 in Exchange Act Release No. 17719 (April 13, 1981).

Opinion of the Financial Advisor to the Special Committee of the Board of Directors, page 31

12.   Please provide us with copies of any materials prepared by Duff & Phelps or Lazard in connection with its fairness opinion, including draft opinions, reports or appraisals provided to your board of directors and any summaries of presentations made to your board of directors, such as the financial, economic and market data and discount studies. To the extent the materials listed above differ from the opinions, reports or appraisals delivered to the special committee or board of directors, please describe them in your disclosure. In addition, any non-public information, including projections used by Duff & Phelps or Lazard should be summarized in the filing.

13.   Additionally, each presentation, discussion or report held with or presented by Duff or Lazard, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. Please revise to summarize all presentations made by Duff and Lazard, if any, and file any additional written reports as exhibits pursuant to Items 9 and 16 of Schedule 13E-3. For each Item 9 report, disclose the date of the contact, the names of the parties in attendance, the identification of the person(s) who initiated the contact, a summary of the dialogue and the information exchanged and the basis for any views expressed.

14.   As currently drafted, the discussion of Duff & Phelps' opinion and of Lazard's presentation contains disclosure that does not provide a meaningful summary of the analyses performed. Please revise each of the summaries so that they are written in clear, understandable language. Please avoid unnecessary financial terms that make the disclosure very difficult to understand. Rather, explain in clear, concise, and

understandable language what the financial advisor did and how the analysis and conclusion are relevant to stockholders and specifically to the consideration offered. As part of the revisions, please describe the purpose of each analysis and why particular measures, multiples, rates, and ratios were chosen for analysis.

Selected Public Company Analysis, page 34

15.   Please provide the underlying data to which you refer for each comparable company, including the comparable data for Atari, and show how that information resulted in the values already disclosed. It may be helpful to investors to provide this information in tabular format. Please apply this comment to the data underlying the disclosure in the analysis of comparable transactions and in the summary of the Lazard presentation.

Selected M&A Transaction Analysis (Multiples Valuation), page 36

16.   Please identify the companies and transactions that met your selection criteria and disclose any companies or transactions that were excluded and the reasons for their exclusion.

Liquidation Analysis, page 38

17.   We note that footnote (1) refers to an Ocean Tomo analysis of the estimated value of Atari's intellectual property. Please tell us why you believe that this Ocean Tomo valuation analysis is not a report that should be summarized in your filing and filed as an exhibit to the Schedule 13E-3. Refer to Item 1015 of Regulation M-A.

Summary of Presentation by the Financial Advisor to Infogrames, page 39

Net Asset Value, page 41

18.   Please revise to describe the various sensitivity analyses and summarize the data that resulted in the stated valuation range.

Alternatives to the Merger, page 42

19.   Please revise to discuss any alternatives considered and any reasons for their rejection. Refer to Item 1013(b) of Regulation M-A.

Interests of Certain Persons in the Merger, page 44

20.   Please consider providing tabular disclosure of the payments to be received by each director and officer in connection with the going private transaction whether as a result of the payment for shares, options or restricted shares owned or in connection with any change of control payments or a transaction bonus.

21.   Please revise your disclosure that some persons or entity "may be deemed" beneficial owners of Atari securities to make a definitive statement whether those persons or entities are or are not the beneficial owners of the subject securities. Refer to Rule 13d-3(a).

Financing of the Merger, page 48

22.   We note that Infogrames has sufficient funds available to pay these expenses. Please revise to state the specific source of these funds. Refer to Item 1007(a) of Regulation M-A.

Litigation Related to the Merger, page 48

23.   In light of the lawsuit that has been filed by Christian M. Stanley in connection with the transaction, please clarify whether Atari believes that more than 15% of the outstanding Atari common stock will exercise their appraisal rights prior to the effective time. Please disclose, in an appropriate section, whether you anticipate Infogrames waiving this condition or amending the agreement to raise the threshold, and, if so, whether you will re-solicit shareholders should this occur.

Material United States Federal Income Tax Consequences, page 49

24.   Instruction 2 to Item 1013 of Regulation M-A requires you to provide a reasonably detailed discussion of both the benefits and detriments of the Rule 13e-3 transaction to the subject company, its affiliates and unaffiliated security holders. Please revise to address the tax consequences of the transaction to the various parties. Your disclosure should quantify the benefits and detriments to the extent practicable. See Item 7 of Schedule 13E-3.

25.   To the extent that the tax consequences of this transaction for Atari and its affiliates differ from those of the unaffiliated security holders, revise to address this difference and to clarify whether this was a reason for undertaking this transaction in this form at this time as required by Item 1013(c) of Regulation M-A.

26.   We note that you disclose that your tax discussion "does not purport to consider all aspects of United States federal income taxation that might be relevant to holders of Atari common stock." Pursuant to Item 1004(a)(2)(vii) of Regulation M-A, you should provide a discussion of the material tax consequences of the transaction. While it may be

appropriate to note that the tax consequences may vary on an individual basis, it is inappropriate to suggest that material information about the offer has been omitted here. All material U.S. federal income tax consequences regarding the merger necessary to an informed voting decision on the matters proposed must be included in this proxy statement.

27.   Please revise the disclaimer located at the bottom of page 50. While you may recommend that shareholders consult their own tax advisors with respect to their particular tax consequences that may vary on an individual basis, you may not "urge" them to do so. Revise your filings where applicable.

Selected Historical Consolidated Financial Data, page 66

28.   Please confirm that the financial statements for the fiscal year ended March 31, 2008 and for the most recent quarter will be distributed to security holders.

29.   We noticed that Atari has suffered consistent operating losses over the periods presented. Revise to disclose, if true, that the affiliated parties engaged in the instant transaction will become the beneficiaries of Atari's future use of operating loss carryforwards. Quantify this benefit to the extent practicable. See Instruction 2 to Item 1013 of Regulation M-A.

Security Ownership of Certain Beneficial Owners and Management, page 75

30.   To the extent you have not already done so, revise to indicate the natural person or persons with sole or shared voting and/or investment power over the shares disclosed in the table.

*   *   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

▪   the filing persons are responsible for the adequacy and accuracy of the disclosure in the filings;

▪   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

Jim Wilson
Atari, Inc.
July 16, 2008

- ▪ the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

As appropriate, file a revised preliminary proxy statement and revised Schedule 13E-3. Please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Your responsive amendment should also include a marked copy of the amended filings that conform with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have questions or comments please contact Michael F. Johnson at (202) 551-3477. If you require further assistance, you may contact me at (202) 551-3411 for additional assistance.

Sincerely,

Peggy Kim
Attorney-Advisor
Office of Mergers and Acquisitions

cc: Via Facsimile (212) 530-5219
Thomas C. Janson, Esq.
Milbank, Tweed, Hadley & McCloy LLP